SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 6
ON FORM U-1/A
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

________________________________

Great Plains Energy Incorporated 1201 Walnut Kansas City, MO 64106	KLT Inc. 1201 Walnut Kansas City, MO 64106
KLT Investments II Inc. 1201 Walnut Kansas City, MO 64106

(Names of companies filing this statement and addresses of principal executive offices)
_________________________________

Great Plains Energy Incorporated

(Name of top registered holding company of each applicant or declarant)

_______________________________

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Name and address of agent for service)
______________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Paul Silverman, Esq. William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20008

 i

Item 1. Description of the Proposed Transactions

A.  Introduction

       In this Post-Effective Amendment No. 6 (the "Amendment"), Great Plains Energy Incorporated ("Great Plains Energy"), a Missouri corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), KLT Inc. ("KLT"), a Missouri corporation and a direct non-utility subsidiary of Great Plains Energy, and KLT Investments II Inc. ("KLT Investments II"), a Missouri corporation and a direct non-utility subsidiary of KLT, seek an order of the Securities and Exchange Commission (the "Commission") continuing its reservation of jurisdiction over the retention of KLT Investments II until February 8, 2006, approval pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") and any other applicable provision of the Act or Commission rules.

B.  Background

       KLT Investments II

       KLT Investments II is a direct, wholly-owned subsidiary of KLT Inc., which in turn is a direct, wholly-owned subsidiary of Great Plains Energy. KLT Investments II pursued passive investments in community, economic development and energy-related opportunities. KLT Investments II currently has interests in KCEP I, L.P. and Envirotech Investments Fund I. KLT Investments II has attempted to dispose of these interests, but has not obtained an acceptable offer.

       Retention of Jurisdiction

       By order dated September 7, 2001, in File No. 70-9861 (the "September 7, 2001 Order"), the Commission authorized Great Plains Energy Incorporated ("Great Plains Energy") and its subsidiaries, among other things, to engage in (i) a program of external financing, (ii) intrasystem credit support arrangements, (iii) interest rate hedging measures, and (iv) other intrasystem transactions from time to time through December 31, 2004. In particular, the Commission reserved jurisdiction over the retention of KLT Investments II until December 31, 2004.

       By order dated December 29, 2003, in file No. 70-9861 (the "December 29, 2003 Order"), the authorizations contained in the September 7, 2001 Order were superseded and replaced by certain authorizations for the period of October 1, 2001 through December 31, 2005. The December 29, 2003 Order also continued the Commission's reservation of jurisdiction over the retention of KLT Investments until December 31, 2005.

C.  Requested Modification to Existing Reservation of Jurisdiction

       The Applicants request an order modifying the reservation of jurisdiction over the retention of KLT Investments II until February 8, 2006, the effective date of repeal of the Act. Since the issuance of the September 7, 2001 Order, KLT Investments II has not acquired any interests in non-system companies, and has sold its interests in CFB Venture Fund II. However, it continues to hold its interests in KCEP I, L.P. and Envirotech Investment Fund I. KLT Investments II has attempted to dispose of these interests, but has not obtained an acceptable offer.

Item 2.     Fees, Commissions and Expenses.

       It is estimated that the fees, commissions and expenses incurred or to be incurred in connection with the filing of this Amendment will not exceed $10,000.

Item 3.     Applicable Statutory Provisions.

     A. General

Sections 9(a)(1) and 10 of the Act are applicable to the acquisition by Great Plains Energy and its subsidiaries of the securities of KLT Investments II.

     B.  Compliance with Rules 53 and 54

       The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraph (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effects of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

       Rule 53(a)(1): Great Plains Energy does not hold any interest in any EWG or FUCO.

       Rule 53(a)(2): Great Plains Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Great Plains Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

       Rule 53(a)(3): No more than 2 percent of KCP&L employees will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

       Rule 53(a)(4): Great Plains Energy has submitted a copy of the Application/Declaration in this proceeding and each amendment thereto, copies of all Rule 24 certificates required hereunder, as well as a copy of Great Plains Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of KCP&L.

       Rule 53(b)(1): Great Plains Energy indirectly held interests in DTI Holdings, Inc., Digital Teleport, Inc., Digital Teleport of Virginia, Inc. and Digital Teleport Nationwide LLC. These four companies are ETCs under Section 34 of the Act. On December 31, 2001, DTI Holdings, Inc., Digital Teleport, Inc. and Digital Teleport of Virginia, Inc. (collectively, "DTI") filed voluntary petitions in bankruptcy court for reorganization under Chapter 11 of the U.S. Bankruptcy Code. DTI's plan of reorganization was approved by the bankruptcy court on June 11, 2003, and became effective on June 24, 2003, whereby, among other things, the equity interests in DTI were extinguished and DTI will be dissolved. This provision is thus satisfied.

       Rule 53(b)(2) and (3): These provisions are inapplicable in that Great Plains Energy has no interests in EWGs or FUCOs.

       Rule 53(c): This provision is inapplicable by its terms.

Item 4.     Regulatory Approvals.

       No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5.     Procedure

       Applicants respectfully request that the Commission issue a notice of the filing of this Post-Effective Amendment No. 6 to Application /Declaration as soon as practicable and that the Commission's order approving this Post-Effective Amendment No. 6 to Application/Declaration be issued as soon after the notice period as its rules allow. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.     Exhibits and Financial Statements

     A.  Exhibits

Exhibit Number		Description of Document

A-1	*	Articles of Incorporation of KLT Investments II Inc. dated as of May 16, 2000 (Exhibit B-87 to Form U5S/A filed May 21, 2002).

A-2	*	Bylaws of KLT Investments II Inc. as amended October 31, 2003 (Exhibit B-22 to Form U5S for the period ended December 31, 2003).

B		None.

C		None.

D		Not applicable.

E		Not applicable.

F-1		Opinion of Counsel (to be filed by amendment).

F-2		Past Tense Opinion of Counsel (to be filed by amendment).

G		Form of Notice (to be filed by amendment).

* Previously filed as indicated and incorporated herein by reference.

     B.  Financial Statements

       Deemed unnecessary because of the de minimis nature of the proposed transaction.

Item 7.     Information as to Environmental Effects.

       The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et seq. Consummation of these transactions will not result in changes in the operations of Great Plains Energy or its subsidiaries that would have any significant impact on the environment. To the knowledge of Applicant, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants/Declarants have duly caused this Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  September 7, 2005.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/Terry Bassham______________
Name: Terry Bassham
Title: Executive Vice President - Finance & Strategic Development and Chief Financial Officer

On behalf of Great Plains Energy Incorporated, KLT Inc. and KLT Investments II Inc.